EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated June 22, 2007, except for Note 6 as to which the date is                     , 2007 in Amendment No. 1 to the Registration Statement (Form S-1 No. 333-144056) and related Prospectus of Heckmann Corporation for the registration of 62,500,000 units.

San Diego, California

The foregoing consent is in the form that will be signed prior to the effectiveness of the registration statement and upon the Company amending and restating its certificate of incorporation to increase its authorized shares and complete its reverse stock split as described in Note 6 to the financial statements.

/s/ Ernst & Young LLP

San Diego, California

August 21, 2007